Exhibit 21.1

SUBSIDIARIES OF ASIAINFO HOLDINGS, INC.

Subsidiary	State or other jurisdiction of incorporation

AsiaInfo H.K. Limited	Hong Kong

AsiaInfo (H.K.) Systems Co. Limited	Hong Kong

AsiaInfo Technologies (Chengdu), Inc.	China

AsiaInfo Technologies (China), Inc.	China

Bonson Information Technology Limited	British Virgin Islands

AsiaInfo Management Software, Inc.	China

Beijing Star VATS Technologies, Inc.	China

Lenovo-AsiaInfo Technologies, Inc.	China

Lenovo Computer System and Technology Services Limited	China

Lenovo Security Technologies (Beijing), Inc.	China